UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

We are pleased to inform that today our subsidiaries Cumbra Peru S.A. and Unna Transporte S.A.C. (the “Subsidiaries”) were notified by the Instituto Nacional de Defensa de la Competencia y de la Proteccion de la Propiedad Intelectual (INDECOPI), with Resolution 052-2023/CLC-INDECOPI, which formally concludes the administrative sanctioning procedure in first instance for the alleged horizontal collusive practice in the form of concerted distribution of suppliers in the market for hiring workers in the construction sector.

In this regard, by Resolution No. 054-2022/CLC-INDECOPI of August 19, 2022, the Commission for the Defense of Free Competition of INDECOPI approved the proposed commitment to cease. According to the established schedule, the Subsidiaries have paid the first installment corresponding to 50% of the amount of the compensation in November 2022 and the next installment, for the remaining 50%, will be paid no later than November 15, 2023; the amount thereof is duly provisioned in the financial statements. Likewise, the Subsidiaries are complying with their commitment to maintain a compliance program, with supervision of INDECOPI.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FERNANDO RODRIGO BARRON
Name:	Fernando Rodrigo Barron
Title:	VP of Corporate Finance and Business Development
Date:	May 9, 2023

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